UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Corio N.V.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Klépierre S.A.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Laurent Morel

Chairman of the Executive Board

Klépierre S.A.

26 Boulevard des Capucines

Paris, France 75009

with a copy to:

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 W. 52nd Street

New York, New York 10014

(212) 403-1000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 27, 2014

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

This Form CB is being furnished by Klépierre S.A., a French société anonyme, in connection with its proposed acquisition of Corio N.V, a Dutch naamloze vennootschap.

Item 1. Home Jurisdiction Documents

(a)

Exhibit 99.1	Offer Memorandum for Recommended Public Exchange Offer by Klépierre S.A. for All Issued and Outstanding Ordinary Shares of Corio N.V., dated October 27, 2014

Exhibit 99.2	Position Statement of Corio N.V., dated October 27, 2014

Exhibit 99.3	Document E for Merger Absorption of Corio N.V. by Klépierre S.A., dated October 27, 2014

Exhibit 99.4	Securities Note, dated October 27, 2014

Exhibit 99.5	Explanatory Statement of the Management Board of Corio N.V., dated October 24, 2014

Exhibit 99.6	Klépierre S.A. Report of the Executive Board on the Draft Resolutions Presented to the Combined General Meeting on December 11, 2014

Exhibit 99.7	Joint Press Release, dated October 27, 2014

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the United States Securities Act of 1933, as amended, is displayed to investors viewing any of the documents filed as exhibits hereto online prior to such viewing.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Klépierre S.A. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KLÉPIERRE S.A.

Date: October 28, 2014	By:	/s/ Laurent Morel
Name: Laurent Morel
Title: Chairman of the Executive Board

EXHIBIT INDEX

Exhibit Number	Description of Furnished Exhibit

Exhibit 99.1	Offer Memorandum for Recommended Public Exchange Offer by Klépierre S.A. for All Issued and Outstanding Ordinary Shares of Corio N.V., dated October 27, 2014

Exhibit 99.2	Position Statement of Corio N.V., dated October 27, 2014

Exhibit 99.3	Document E for Merger Absorption of Corio N.V. by Klépierre S.A., dated October 27, 2014

Exhibit 99.4	Securities Note, dated October 27, 2014

Exhibit 99.5	Explanatory Statement of the Management Board of Corio N.V., dated October 24, 2014

Exhibit 99.6	Klépierre S.A. Report of the Executive Board on the Draft Resolutions Presented to the Combined General Meeting on December 11, 2014

Exhibit 99.7	Joint Press Release, dated October 27, 2014